TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, TX 77380
281.367.1983
May 25, 2023
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Kim Yong Robert Babula
Re: TETRA Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 27, 2023
File No. 001-13455

Ladies and Gentlemen:

TETRA Technologies, Inc. (“TETRA,” the “Company,” “we,” “us” or “our”) submits this response to comments from the Securities and Exchange Commission (the “Commission”) dated May 11, 2023 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) filed on February 27, 2023 (File No. 001-13455).

We have recited the comments from the Commission in italicized, bold type and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 32

1. We note that you proposed disclosure in response to prior comment 3 stating that you exclude exploration and development costs and long-term incentive expense from Adjusted EBITDA because such costs “do not relate” to your current business operations or are considered to be “outside of normal operations,” although you do not explain how the associated costs, which appear related to pursuing business strategy and compensating employees, would be properly characterized in this manner.

As described, and noting corresponding additional charges in your recent interim report, the costs appear to be normal and recurring. As such, adjustments to exclude these costs appear to be inconsistent with your description of the measure and stated rationale for presenting the measure. Under these circumstances, it appears that you should revise to remove the adjustments in computing your non-GAAP measure.
However, if you are able to address the concerns outlined in the answer to Question 100.01 of our Non-GAAP C&DI’s with substantive details, and clarify how the costs are isolated from your

Securities and Exchange Commission
May 25, 2023

principal business operations and unrelated to your business strategy and revenue generating activities, we will further consider your position. For example, describe the intent and purpose of the incentive awards, the criteria governing vesting over the three-year period in which they are earned, and explain how you determined that the awards do not incentivize employees to remain with or advance the interests of the company, if this is your view.

RESPONSE:

Exploration and Development Costs

We respectfully advise the Staff that we currently produce chemical products and provide services. We are not a mineral development or production company. We procure all our key raw materials from third parties to manufacture the products that we sell to our customers. As noted in our Form 10-K “we are an industrial and oil and gas products and services company operating on six continents, focused on bromine-based completion fluids, calcium chloride, water management solutions, frac flowback and production well testing services. Calcium chloride is used in the oil and gas industry, and also has broad industrial applications to the agricultural, road, food and beverage and lithium production markets. We are composed of two segments – Completion Fluids & Products Division and Water & Flowback Services Division.” We are currently in the process of evaluating whether to also become a mineral development and production company. To that end, we have invested time, resources and capital over an approximately 12-month period to perform an exploration and development assessment to determine if our business model should be expanded to potentially include the exploration and development of bromine for end uses such as long-duration battery storage and of lithium for electric vehicles (“EV”) batteries. In the 41+ year history of the Company, TETRA has not expended any material efforts or funds to determine if we should develop minerals to expand our business model to supply the long-duration battery storage market or to supply the EV market.

The costs that we are incurring that are outside our normal course of business include exploratory drilling and associated engineering studies. The concern outlined in the answer to Question 100.01 of the Commission’s Non-GAAP C&DI’s is that “presenting a non-GAAP performance measure that excludes normal, recurring cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading. When evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry, and regulatory environment.”

The Company does not consider this concern to be applicable to its exclusion of “Exploration and pre-development costs” from Adjusted EBITDA because the Company is not a mineral development company and has no mineral production or related revenue. Therefore, these are not normal, recurring cash operating expenses necessary to run our current business for our two existing business segments. In addition, mineral development and production is not a current strategy; rather, these expenditures are being made to explore whether this will be a strategy that the Company will pursue in the future. Although these expenditures are ongoing across several quarters, they are isolated from existing principal business operations and revenue generating activities. Please note that in our press releases we clearly note the magnitude of such costs that are being incurred and are being excluded from Adjusted EBITDA so the readers of our press releases and financial statements are fully aware of such costs and can take them into consideration when evaluating the Company. Please further note that when computing Cash Flow from Operations and Free Cash Flow, such amounts are not excluded.

After our evaluation is complete, if the Company adopts a new strategy and moves forward with a bromine and/or lithium development, it would result in significant new operations and revenue generating activity for the Company. From that time forward, associated expenditures would no longer be excluded from Adjusted EBITDA. However, at present, it would be misleading to include these expenditures in Adjusted EBITDA as this could incorrectly skew the reader’s interpretation of operational results for existing principal business operations, strategy, and revenue-generating activities.

Securities and Exchange Commission
May 25, 2023

Long-Term Incentive Expense

As noted in the Company’s April 12, 2023 response, “Adjustments to long-term incentives” represent cumulative adjustments to valuation of long-term cash incentive compensation awards that are related to prior years. Our long-term incentives are earned over a three-year period and the costs are recorded in each of the respective years during the three-year period they are earned. The cumulative accrued liability for each award at the end of every reporting period is driven by the Company’s stock price performance (either absolute or relative to a peer group). The intent and purpose of the long-term cash incentive awards is to encourage employees to create long-term value for stockholders. The long-term cash incentive awards either vest on a three-year cliff vest basis or a ratable annual basis over three years, but in either case the ultimate payout amounts are calculated relative to criteria that were established in the year of award (including stock price performance and other performance targets). While some normal variability in the costs recognized for this type of long-term incentive is expected in any given reporting period, the first quarter of 2021 was a highly anomalous period during which the Company’s volume-weighted average stock price (“VWAP”) for the previous 20 days increased from $0.85 on December 31, 2020 to $2.74 by March 31, 2021. A portion of this significant variability in our stock price was caused by the COVID-19 pandemic in 2020 and its impact on our and other companies’ stock prices in 2020, 2021 and 2022. This period and the resultant significant impact on our stock price and our stock price relative to our peers is an anomaly we have not experienced at any other time. This in turn resulted in recognition of an abnormally large revaluation of the liability for the 2019 and 2020 cash incentive compensation awards in the first quarter of 2021 and further resulted in an abnormally large revaluation of the 2021 cash incentive compensation award during 2022. Revaluation of prior year awards had an ongoing impact from the first quarter of 2021, but the impact will cease after the 2021 awards fully vest in the first quarter of 2024. The Company does not plan to exclude amounts related to the revaluation of prior year long-term cash incentive awards in future periods.

Because the magnitude of the effect was caused by a period of unprecedented volatility, the Company determined this impact to be outside of normal operations, not reflective of our current year operating results, and accordingly we excluded the impact from Adjusted EBITDA only for the amounts that applied to awards from prior years. Regarding the concern outlined in the answer to Question 100.01 of the Commission’s Non-GAAP C&DI’s, it should be noted that the cost of long-term incentives was not excluded from Adjusted EBITDA – only the effect of the cumulative revaluation of prior year awards was excluded in order to highlight the unusual nature and help investors to better understand current operational results.
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Should you have any questions or comments, please do not hesitate to contact me at (281) 367-1983.

Very truly yours,

/s/ Elijio V. Serrano
Elijio V. Serrano
Senior Vice President and Chief Financial Officer

CC:    Alicia Boston, General Counsel TETRA Technologies, Inc.
Jeff Deatsman, Grant Thornton LLP
David Oelman, Vinson & Elkins LLP